Putnam Investments
One Post Office Square
Boston, MA 02109
February 24, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Alberto Zapata

Re:	Preliminary Proxy Statement on Schedule 14A filed by the Putnam closed-end funds
(each, a “Fund” and collectively, the “Funds”)

Dear Mr. Zapata:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on February 11, 2015 regarding the preliminary proxy statement on Schedule 14A, as filed by the Funds with the Securities and Exchange Commission on February 2, 2015 (the “Proxy Statement”). For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Funds.

1. Comment: In Proposal 1b, in the section entitled “Biographical Information For The Funds’ Nominees,” please provide additional disclosure, where appropriate, regarding the principal business of any company listed as a Trustee’s principal occupation during the past 5 years in accordance with Instruction 5 to Item 22(b)(1) of Schedule 14A.

Response: As requested by the Commission Staff, we have revised the Proxy Statement to add parenthetical explanations, where appropriate, following various companies listed in this section. We note that for positions listed with respect to certain of the referenced entities, such positions were either not held during the previous five years or were not among the nominee’s principal occupations during that time. In addition, we believe the reference to “New Generation companies” in Mr. Putnam’s biography does not require further elaboration.

2. Comment: In Proposal 1b, in the section entitled “Biographical Information For The Fund’s Nominees,” please include the number of portfolios in the fund complex overseen by each Trustee in accordance with Instruction 6 to Item 22(b)(1) of Schedule 14A.

Response: We believe this information is already included in the Proxy Statement. Please see the three final sentences of the first paragraph of this section, which state: “Each Trustee oversees all of the Putnam funds and serves until the election and qualification of his or her successor, or until he or she sooner dies, resigns, retires, or is removed. The address of all of the Trustees is One Post Office Square, Boston, Massachusetts 02109. As of December 31, 2014, there were 116 Putnam funds.”

3. Comment: In Proposal 2, in the section entitled “Why are the Trustees recommending a vote against a conversion to open-end status?”, it is stated, “The Trustees noted that, over the past five years (although not in 2013 or 2014), the funds’ shareholders have been afforded regular liquidity opportunities to dispose of their positions at premium prices or prices reasonably close to NAV.” Please consider revising the Proxy Statement to clarify which funds this statement refers to.

Response: We have revised the relevant portion of the Proxy Statement as follows: “The Trustees noted that, over the past five years (although not in 2013 or 2014 and not in 2012 for Putnam Master Intermediate Income Trust), ~~the funds’~~shareholders of each fund have been afforded ~~regular~~periodic liquidity opportunities to dispose of their positions at premium prices or prices reasonably close to NAV.”

4. Comment: In Proposal 2, in the section entitled “How do the Trustees address trading discounts while maintaining the closed-end structure?”, please consider revising the Proxy Statement to provide additional information regarding the expected timing of and procedures associated with the closed-end Fund share repurchase program.

Response: We note that the Funds’ share repurchase program is implemented in accordance with Rule 10b-18 under the Securities Exchange Act of 1934 and in accordance with Rule 23c-1 under the Investment Company Act of 1940. We believe that it would not be in the Funds’ best interests to disclose internal criteria, including expected timing and procedures, by which the Funds make trading decisions, nor would such disclosure, in our view, substantially contribute to shareholders’ understanding of the relevance of the repurchase program to the Trustees’ considerations regarding Proposal 2.

The Funds confirm that any information outstanding in the Proxy Statement will be filed with the definitive proxy statement on Schedule 14A to be filed by the Funds with the Securities and Exchange Commission.

The Funds each further acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement; (ii) Commission Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) the Fund may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Consistent with the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Funds.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan
Associate Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Bryan Chegwidden, Esq., Ropes & Gray LLP
James F. Clark, Esq., Putnam Investments